UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL REPORT

Rio de Janeiro

February 27th, 2018

2018 Results*:

Derived from audited consolidated financial information reviewed by independent auditors, stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Sales revenue increased by 8% to US$ 95,584 million, reflecting higher domestic oil products prices, mainly diesel and gasoline and exports, accompanied by a 31% increase in the Brent price despite the depreciation of 14% in the Brazilian real. In spite of the higher volume of diesel sales, there was a drop in the domestic volume of oil products sales of 3% and exports of 10% due to lower production of oil.

When the Brazilian real appreciates relative to the U.S. dollar, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the Brazilian real depreciates relative to the U.S. dollar, the effect is to generally decrease revenues and expenses when expressed in U.S. dollars. The foreign exchange translation effects on the Company’s results are shown in item VII - Foreign Exchange Translation Effects on Results of Operations in 2018.

There was an increase in selling expenses, mainly due to foreign exchange translation effects. There was also a reduction in general and administrative expenses.

Net income in 2018 was US$ 7,173 million, equivalent to US$ 0.55 EPS, reflecting higher operating income and improved financial results, due to lower interest expenses as a result of lower indebtedness and gains due to the renegotiation of debts of the electric sector.

Net cash provided by operating activities reached US$ 26,353 million in 2018, a 3% decrease from 2017.

Adjusted EBITDA reached US$ 31,502 million, an increase of 31%, because of higher margins in domestic and export sales, in line with the increase in Brent and the reduction in operating expenses.

Free cash flow of US$ 15,096 million was 9% higher than 2017, reflecting the increase in proceeds from divestments.

The investments totaled US$ 11,257 million in 2018, lower than the estimate for 2018-2022 business plan, due to delays in activities related to the construction of platforms, which led to the postponement of a few months of start-up and delays in drilling and completion of wells in fields given the schedule of improvement of the plataforms.

The divestments resulted in a cash inflow of US$ 5,791 million, especially the partnership projects with Equinor in the Roncador field, Total in Lapa and Iara and Murphy in the Gulf of Mexico.

Petrobras reached the net debt target of US$ 69,378 million at the end of 2018 and the net debt / adjusted EBITDA (in Brazilian real), reaching 2.20, below the target of 2.5.

* Additional information about operating results of 2018 x2017, see “Additional Information” item II.

Table of Contents

I. Summary of Financial Information and Consolidated Economic Indicators

II. Results of Operations of 2018 compared to 2017

III. Results by Business Segment

a) Exploration and Production

b) Refining, Transportation and Marketing

c) Gas & Power

d) Distribution

IV. Liquidity and Capital Resources

V. Consolidated Debt

VI. Reconciliation of Adjusted EBITDA and Net Debt/Adjusted EBITDA Metric

VII. Foreign Exchange Translation Effects on Results of Operations of 2018

VIII. Summary of Unaudited Financial Statements

IX. Segment Information

X. Glossary

www.petrobras.com.br/ir Contacts: PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002  – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

B3: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release may contain predictions regarding future events. Such predictions reflect only expectations of the Company management regarding future economic conditions, beyond those within the industry, the performance and financial results of the Company, among others factors. The terms “anticipate”, “believe”, “expect”, “predict”, “intend”, “plan”, “project”, “aim”, “should”, as well as other like terms, aim to identify such predictions which evidently involve risks and uncertainty, predicted by the Company or not, and consequently, are not guaranties of future results of the Company. Therefore, future results of the Company operations may differ from current expectations, and readers should not exclusively rely on information contained here. The Company undertakes no obligation to update these presentations and predictions in light of new information or future events. The numbers presented for 2019 and beyond are estimates or goals. In addition, this presentation contains some financial indicators that are not recognized by GAAP or the IFRS. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measures of performance of the Company; they should not be considered in isolation or as a substitute to any other financial metric that may have been disclosed in accordance with GAAP or the IFRS.

I. Summary Financial Information and Consolidated Economic Indicators

	US$ million
	Jan-Dec
	2018	2017	(%)
Sales revenues	95,584	88,827	8
Gross profit	34,067	28,680	19
Operating expenses	(16,635)	(17,461)	5
Operating income (loss)	17,432	11,219	55
Net finance income (expense)	(5,857)	(9,895)	41
Consolidated net income (loss) attributable to the shareholders of Petrobras	7,173	(91)	7,982
Basic and diluted earnings (losses) per share attributable to the shareholders of Petrobras	0.55	(0.01)	5,600
Adjusted EBITDA *	31,502	24,039	31
Adjusted EBITDA margin* (%)	33	27	6
Gross margin* (%)	36	32	4
Operating margin* (%)	18	13	5
Net margin* (%)	8	−	8

Total capital expenditures *	13,439	15,084	(11)
Exploration & Production	11,592	12,397	(6)
Refining, Transportation and Marketing	1,107	1,284	(14)
Gas & Power	433	1,127	(62)
Distribution	136	109	25
Biofuel	16	35	(54)
Corporate	155	132	17

Average commercial selling rate for U.S. dollar (R$/U.S.$)	3.65	3.19	14
Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	3.87	3.31	17
Variation of the period-end commercial selling rate for U.S. dollar (%)	17.10	1.50	16

Domestic basic oil products price (U.S.$/bbl)	81.46	70.94	15
Brent crude (U.S.$/bbl)	71.04	54.27	31

Domestic Sales price
Crude oil (U.S.$/bbl)	66.66	50.48	32
Natural gas (U.S.$/bbl)	42.87	37.82	13

International Sales price
Crude oil (U.S.$/bbl)	66.13	47.16	40
Natural gas (U.S.$/bbl)	24.34	20.79	17

Total sales volume (Mbbl/d)***
Diesel	784	717	9
Gasoline	459	521	(12)
Fuel oil	45	61	(26)
Naphtha	97	134	(28)
LPG	231	235	(2)
Jet fuel	108	101	7
Others	163	171	(5)
Total oil products	1,887	1,940	(3)
Ethanol, nitrogen fertilizers, renewables and other products	71	112	(37)
Natural gas	345	361	(4)
Total domestic market	2,303	2,413	(5)
Crude oil, oil products and other exports	608	672	(10)
International sales **	236	242	(2)
Total international market	844	914	(8)
Total	3,147	3,327	(5)

* See definition of Capital Expenditures, Adjusted EBITDA, Adjusted EBITDA Margin, Gross Margin, Operating Margin and Net Margin in glossary and the reconciliation in Reconciliation of Adjusted EBITDA and Net Debt/Adjusted EBITDA metric.

** International sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad.

II. Results of Operations of 2018 compared to 2017

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period. For detailed information about foreign exchange translation effects on the Company’s income statement, see item VII “Foreign Exchange Translation Effects on Results of Operations of 2018”.

Sales revenues were US$ 95,584 million in 2018, an 8% increase (US$ 6,757 million) when compared to US$ 88,827 million in 2017, mainly due to:

•	Increase in domestic revenues (US$ 2,686 million), mainly as a result of:

✓

Increase in oil products revenues (US$ 4,944 million), primarily reflecting an increase in the average prices of diesel, gasoline and other oil products following the increase in international prices, as well as an increase in diesel sales volume due to lower imports from competitors. These effects were partially offset by the decrease in sales volume mainly for gasoline, due to a higher portion of ethanol in fuel market, as well as lower sales of naphtha to Braskem;

✓	Decrease in electricity revenues (US$ 1,592 million), following lower prices when expressed in U.S. dollars;

•

Higher export revenues (US$ 2,850 million), driven by an increase in international prices of crude oil and oil products and by higher volume of gasoline export due to the higher market share of ethanol in the domestic market, partially offset by the decrease in crude oil volume exported due to lower production; and

•	Higher revenues from operations abroad (US$ 1,221 million) following higher international prices.

Cost of sales was US$ 61,517 million in 2018, a 2% increase (US$ 1,370 million) compared to US$ 60,147 million in 2017, mainly due to:

•

Higher production tax expenses and import costs of crude oil, oil products and natural gas, due to higher international prices. Production taxes were also impacted by increased production in fields with higher special participation rates;

•	Increased costs from operations abroad, following higher international prices;
•	Higher share of crude oil imports on feedstock processed and of LNG on sales mix, due to lower production; and
•

Foreign exchange translation effects partially offset the aforementioned factors due to the decrease of the average cost of sales when expressed in U.S. dollars, reflecting the depreciation of the average Brazilian real.

Selling expenses were US$ 4,631 million in 2018, a 2%  increase (US$ 93 million) compared to US$ 4,538 million in 2017, mainly due to:

•	Increased impairment of trade and other receivables, primarily relating to companies from the electricity sector;
•	Higher expenses with LNG regasification terminals and coastal navigation services (cabotage); and
•	Higher transportation charges, due to the payment of tariffs for the use of third party gas pipelines, following the sale of Nova Transportadora do Sudeste (NTS) in April 2017.

General and administrative expenses were US$ 2,455 million in 2018, a 16% decrease (US$ 463  million) compared to US$ 2,918 million in 2017, mainly due to lower expenses with outsourced consulting, IT and administrative services, following financial discipline of controlling expenses.

Exploration costs were US$ 524 million in 2018, a 35% decrease (US$ 276 million) compared to US$ 800 million in 2017, mainly due to lower exploration expenditures written off with projects without commercial feasibility (US$ 192 million) and to decreased provisions related to contractual penalties arising from local content requirements (US$ 91 million).

Other taxes were US$ 752 million in 2018, a US$ 1,091 million decrease compared to US$ 1,843 million in 2017, mainly as a result of the Company’s decision, in 2017, to benefit from the Tax Settlement Programs which generated an expense of US$ 883 million in that year.

Impairment of assets in the amount of US$ 2,005 million was recognized in 2018 mainly for E&P and RTM assets (US$ 1,391 million and US$ 442 million, respectively), primarily driven by higher estimates of decommissioning costs in producing properties in Brazil, the sale of production fields in Gulf of Mexico and lower freight rates forecasts pertaining to transportation assets. In 2017, impairment charges of US$1,191 million were mainly related to RTM and Gas & Power assets (US$781 million and US$446 million, respectively), mainly due to higher costs of raw materials and the lower refining margin projection, as well as the lower expectation of a successful sale of fertilizers and nitrogen products plants.

* For detailed information about foreign exchange translation effects on the Company’s income statement, see item VII “Foreign exchange translation effects on results of operations of Jan-Dec/2018”.

Other income and expenses totaled US$ 5,626 million in expenses in 2018, a US$ 27 million increase compared to the US$ 5,599 million in expenses in 2017, mainly due to:

•	The agreement to settle Lava Jato Investigations with U.S. Authorities (US$ 895 million) in the 3T-2018;
•

An increase provision for legal, administrative and arbitration proceedings (US$ 1,142 million), mainly affected by: i) unitization agreements with ANP related to the Parque das Baleias complex entered into in 4Q-2018 (US$ 928 million); and ii) arbitration in the United States for drilling service agreement related to Titanium Explorer (Vantage) drillship (US$ 698 million). These factors were partially offset by reversal of provision related to proceedings regarding the agreement to settle tax debts with the State of Mato Grosso in the 3Q-2018 (US$ 347 million), as well as the reversal of disputes involving state taxes after joining Rio de Janeiro State Tax Amnesty Program in the 4Q-2018 (US$ 319 million);

•	Losses on the fair value of commodities put options related to the hedge of part of crude oil production (US$ 409 million) that were made in 2018;
•	These increases in other expenses were partially offset by expenses in 2017 related to the agreement to settle the Class Action in the United States (US$ 3,449 million); and
•

Decrease in the net gain on the sale and write-off of assets (US$ 1,079 million), mainly driven by the US$ 1,952 million gain on sale of interests in NTS recognized in 2017, partially offset by the gains, in 2018, on sale of Lapa and Iara fields (US$ 689 million) and by the contingent payment received for the sale of Carcará area (US$ 300 million).

Net finance expense was US$ 5,857 million in 2018, a 41% decrease (US$ 4,038 million) when compared to the expense US$ 9,895 million in 2017, mainly due to:

•	Lower debt interest and charges (US$ 1,161 million) due to lower interest expenses following pre-payment of debts;
•	Financial income recognized in 2018 based on the agreements reached and conclusion of the privatization process of companies in the electricity sector (US$ 1,418 million); and
•	Finance expenses in 2017 following the Company’s decision to benefit from Brazilian federal settlement programs (US$ 837 million).

There were positive results in equity-accounted investments of US$ 523 million in 2018, a 22% decrease (US$ 150 million) compared to US$ 673 million in 2017, due to lower results in associates of the petrochemical sector, notably Braskem.

Income tax expenses were US$ 4,684 million in 2018, a 156% increase (US$ 2,856 million) compared to US$ 1,828 million in 2017, as a result of higher taxable income (before taxes) of the period and of the non-deductible expenses of agreements with U.S. authorities to close investigations related to Lava Jato Operation, partially offset by the tax benefits from the deduction of interest on capital distribution and by the Company’s decision, in 2017, to benefit from the Tax Settlement Programs (Programas de Regularização de Tributos Federais).

III. Result by Business Segment*

Exploration & Production Summary financial information and Main Indicators

	US$ million
	Jan-Dec
	2018	2017	(%)
Sales revenues	52,382	42,184	24
Brazil	51,193	41,242	24
Abroad	1,189	942	26
Gross profit	23,414	14,247	64
Brazil	22,714	13,882	64
Abroad	700	365	92
Operating expenses	(5,068)	(3,750)	(35)
Brazil	(3,266)	(3,074)	(6)
Abroad	(1,802)	(676)	(167)
Operating income (loss)	18,346	10,497	75
Brazil	19,448	10,807	80
Abroad	(1,102)	(310)	(255)
Net income (Loss) attributable to the shareholders of Petrobras	12,190	7,021	74
Brazil	12,837	7,098	81
Abroad	(647)	(77)	(740)
Adjusted EBITDA of the segment **	28,273	20,447	38
Brazil	28,377	20,271	40
Abroad	(104)	176	(159)
EBITDA margin of the segment (%)**	54	48	6
Capital expenditures ** of the segment	11,592	12,397	(6)

Average Brent crude (US$/bbl)	71.04	54.27	31

Sales price - Brazil
Crude oil (US$/bbl)	66.66	50.48	32
Sales price - Abroad
Crude oil (US$/bbl)	66.13	47.16	40
Natural gas (US$/bbl)	24.34	20.79	17
Crude oil and NGL production (Mbbl/d)***	2,099	2,217	(5)
Brazil	2,035	2,154	(6)
Abroad	44	41	6
Non-consolidated production abroad	21	22	(6)
Natural gas production (Mbbl/d)***	528	550	(4)
Brazil	492	501	(2)
Abroad	36	49	(26)
Total production	2,628	2,767	(5)

Lifting cost - Brazil (US$/barrel)
excluding production taxes	10.90	11.27	(3)
including production taxes	24.39	20.48	19

Lifting cost – abroad without production taxes (US$/barrel)	5.30	5.51	(4)

Production taxes - Brazil	10,872	7,877	38
Royalties	4,898	3,930	25
Special participation charges	5,923	3,889	52
Rental of areas	51	58	(12)
Production taxes - Abroad	19	23	(17)

* Biofuels and Corporate segments are disclosed only in segment information tables.

** See definition of Capital Expenditures, Adjusted EBITDA and Adjusted EBITDA Margin in Glossary and in Reconciliation in statement of Consolidated Adjusted EBITDA by Segment.

a)	EXPLORATION & PRODUCTION (E&P)

2018 x 2017

The production of oil, LNG and natural gas was 2,628 thousand barrels of oil equivalent per day (boed), in line with the target established for this year, highlighting the start-up of four new production systems: P-74 , FPSO City of Campos dos Goytacazes, P-69 and P-75. In relation to the previous year, production decreased by 5%, mainly due to disinvestments in the fields of Lapa and Roncador, the end of the Early Production Systems of Tartaruga Verde and Itapu, as well as the natural decline of production.

Even with lower production, there was an increase in operating income due to the effects of higher Brent prices. In addition, we had greater impairment and higher expenses with production taxes and judicial agreements and contingencies, mitigated by the positive result with dismantling of areas.

The lifting cost decreased 4%, mainly due to lower expenses with interventions in wells. In addition, there were higher government participation expenses because of the increase in international oil prices (31%) and increased production in areas where there is a high rate of special participation

Refining, Transportation and Marketing Summary Financial Information and Main Indicators

	US$ million
	Jan-Dec
	2018	2017	(%)
Sales revenues	73,448	67,037	10
Brazil (includes trading operations abroad)	76,043	68,765	11
Abroad	3,047	2,084	46
Eliminations	(5,642)	(3,812)	(48)
Gross profit	6,437	9,259	(30)
Brazil	6,497	9,226	(30)
Abroad	(60)	33	(282)
Operating expenses	(3,437)	(3,603)	5
Brazil	(3,389)	(3,492)	3
Abroad	(48)	(111)	57
Operating income (loss)	3,000	5,656	(47)
Brazil	3,109	5,734	(46)
Abroad	(109)	(78)	(40)
Net income (loss) attributable to the shareholders of Petrobras	2,393	4,235	(43)
Brazil	2,464	4,286	(43)
Abroad	(71)	(51)	(39)
Adjusted EBITDA of the segment *	5,674	9,018	(37)
Brazil	5,701	8,968	(36)
Abroad	(27)	50	(154)
EBITDA margin of the segment (%)*	8	13	(5)
Capital expenditures * of the segment	1,107	1,284	(14)
Domestic basic oil products price (US$/bbl)	81.46	70.94	15
Imports (Mbbl/d)**	349	308	13
Crude oil import	154	127	21
Diesel import	59	12	392
Gasoline import	19	11	73
Other oil product import	117	158	(26)
Exports (Mbbl/d)**	606	669	(9)
Crude oil export	428	512	(16)
Oil product export	178	157	13
Exports (imports), net	257	361	(29)

Refining Operations - Brazil (Mbbl/d)**
Output of oil products	1,764	1,800	(2)
Reference feedstock	2,176	2,176	−
Refining plants utilization factor (%)	76	77	(1)
Feedstock processed (excluding NGL)	1,664	1,685	(1)
Feedstock processed	1,715	1,736	(1)
Domestic crude oil as % of total feedstock processed	91	93	(2)
Refining Operations - Abroad (Mbbl/d)**
Total feedstock processed	108	94	15
Output of oil products	107	94	14
Reference feedstock	100	100	−
Refining plants utilization factor (%)	100	88	12
Refining cost - Brazil
Refining cost (US$/barrel)	2.51	2.90	(13)

Refining cost - Abroad (US$/barrel)	4.60	4.41	4

Sales volume** (includes sales to BR Distribuidora and third-parties)
Diesel	731	645	13
Gasoline	402	453	(11)
Fuel oil	46	67	(31)
Naphtha	97	134	(28)
LPG	231	236	(2)
Jet fuel	123	114	7
Others	179	187	(4)
Total domestic oil products (Mbbl/d)	1,808	1,835	(1)

* See definition of Capital Expenditures, Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in reconciliation in statement of Consolidated Adjusted EBITDA by Segment.

b)	REFINING, TRANSPORTATION AND MARKETING (RTM)

2018 x 2017

There was a significant increase in diesel sales (+13%) and a reduction in gasoline sales due to the greater competitiveness of hydrated ethanol, while having a stable oil products sales. Following the demand, the production of oil products was at the same level of the previous year, reaching 1,764 thousand barrels per day, with highlight to the higher production of diesel (3%).

There was a reduction in the net export of petroleum due to the lower production and greater participation of imported petroleum in the processed cargo. Net exports of oil products increased due to reduced imports of naphtha to Braskem and increased gasoline exports, partially offset by higher imports of diesel and Jet Fuel.

Operating income was reduced due to the lower margin of oil products, mainly gasoline, diesel and LPG, and higher selling expenses, partially offset by inventories formed at lower prices and lower impairment.

The implementation of cost optimization measures resulted in a reduction in the unit cost of refining.

Gas & Power Summary financial information and Main Indicators

	US$ million
	Jan-Dec
	2018	2017	(%)
Sales revenues	12,269	12,374	(1)
Brazil	12,210	12,330	(1)
Abroad	59	44	34
Gross profit	3,256	3,577	(9)
Brazil	3,245	3,566	(9)
Abroad	11	11	−
Operating expenses	(2,477)	(676)	(266)
Brazil	(2,464)	(626)	(294)
Abroad	(13)	(50)	74
Operating income (loss)	779	2,901	(73)
Brazil	780	2,939	(73)
Abroad	(1)	(38)	97
Net income (Loss) attributable to the shareholders of Petrobras	480	1,915	(75)
Brazil	481	1,908	(75)
Abroad	(1)	7	(114)
Adjusted EBITDA of the segment *	1,614	1,964	(18)
Brazil	1,614	1,962	(18)
Abroad	−	2	(100)
EBITDA margin of the segment (%) *	13	16	(3)

Capital expenditures * of the segment	433	1,127	(62)

Physical and financial indicators**
Electricity sales (Free contracting market - ACL) - average MW	832	788	6
Electricity sales (Regulated contracting market - ACR) - average MW	2,788	3,058	(9)
Generation of electricity - average MW	2,205	3,165	(30)
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh	77	100	(23)
Domestic natural gas available (Mbbl/d)	307	338	(9)
Imports of LNG (Mbbl/d)***	43	32	34
Imports of natural gas (Mbbl/d)	139	151	(8)

*  See definition of Capital Expenditures, Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and  reconciliation in statement Reconciliation of Consolidated Adjusted EBITDA by Segment.

** Imports of regasified LNG have been considered as from the RMF 2Q-2018. Until the RMF 1Q-2018, it considered imports of LNG, regardless of its regasification within the analyzed period.

c)	GAS & POWER (G&P)

2018 x 2017

Sales of natural gas to the non-thermoelectric market showed a 5% increase, due to the improvement in industrial activity, while sales to the thermoelectric market registered a decrease of 21%. With regard to energy, the highest sales volume in the Free Contracting Environment was due to new sales opportunities in the short-term market.

The reduction of PLD is a reflection of the higher rainfall in the beginning of the rainy period, due to this favorable hydrological scenario, the energy generation was inferior to the previous year.

Despite the positive effect of higher natural gas sales margins, the Operating Income decreased due to the increase in selling expenses with the payment of tariffs for the use of pipelines of the Southeast grid (NTS).

Distribution Summary Financial Information and Main Indicators

	US$ million
	Jan-Dec
	2018	2017	(%)
Sales revenues	27,960	27,567	1
Brazil	26,483	26,198	1
Abroad	1,477	1,369	8
Gross profit	1,679	2,066	(19)
Brazil	1,573	1,952	(19)
Abroad	106	114	(7)
Operating expenses	(955)	(1,266)	25
Brazil	(887)	(1,193)	26
Abroad	(68)	(73)	7
Operating income (loss)	724	800	(10)
Brazil	689	759	(9)
Abroad	35	41	(15)
Net Income (Loss) attributable to the shareholders of Petrobras	344	521	(34)
Brazil	321	492	(35)
Abroad	23	29	(21)
Adjusted EBITDA of the segment *	846	961	(12)
Brazil	802	912	(12)
Abroad	44	49	(10)
EBITDA margin of the segment (%)*	3	3	−

Capital expenditures * of the segment	136	109	25

Sales Volumes - Brazil (Mbbl/d)**
Diesel	300	296	1
Gasoline	161	186	(13)
Fuel oil	35	52	(34)
Jet fuel	53	52	2
Others	77	85	(9)
Total domestic oil products	626	671	(7)

* See definition of Capial Expenditures, Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in statement Reconciliation of Consolidated Adjusted EBITDA by Segment.

d)	DISTRIBUTION

2018 x 2017

The decrease in the Operating Income was due to foreign exchange translation effects partly offset by the reversal of the provision for losses on lawsuits arising from the Settlement Agreement signed with the State of Mato Grosso. The same factors explain the Adjusted EBITDA.

IV. Liquidity and Capital Resources

	U.S.$ million
	Jan-Dec
	2018	2017
Adjusted cash and cash equivalents* at the beginning of period	24,404	21,989
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(1,885)	(784)
Cash and cash equivalents at the beginning of period	22,519	21,205
Net cash provided by (used in) operating activities	26,353	27,112
Net cash provided by (used in) investing activities	(4,762)	(11,032)
Acquisition of PP&E and intangibles assets	(12,021)	(13,639)
Investments in investees	(44)	(75)
Proceeds from disposal of assets - Divestment	5,791	3,091
Divestment (Investment) in marketable securities	704	(861)
Dividends received	808	452
(=) Net cash provided by operating and investing activities	21,591	16,080
Net financings	(28,904)	(16,001)
Proceeds from financing	10,950	27,075
Repayments	(39,854)	(43,076)
Dividends paid to shareholders of Petrobras	(625)	−
Dividends paid to non-controlling interest	(179)	(167)
Investments by non-controlling interest	115	19
Effect of exchange rate changes on cash and cash equivalents	(618)	(128)
Cash and cash equivalents at the end of period	13,899	22,519
Government bonds and time deposits with maturities of more than 3 months at the end of period	1,083	1,885
Adjusted cash and cash equivalents* at the end of period	14,982	24,404

Reconciliation of Free cash flow
Net cash provided by (used in) operating activities	26,353	27,112
Acquisition of PP&E and intangibles assets, investments in investees and dividends received	(11,257)	(13,262)
Free cash flow*	15,096	13,850

As of December 31, 2018, the balance of cash and cash equivalents was US$ 13,899 million and the balance of adjusted cash and cash equivalents was US$ 14,982 million. The resources from cash provided by operating activities of US$ 26,353 million, proceeds from financing of US$ 10,950 million, proceeds from divestments of US$ 5,791 million were used for repayment of financing (and interest payments) and for capital expenditures.

Net cash provided by operating activities decreased to US$ 26,353 million, as a result of foreign exchange translation effects, payment of two installments of the agreement to settle the Class Action and lower sales volumes, partially offset by higher margins in domestic sales of oil products and oil exports. Investments in the company's business were US$ 12,021 million in 2018, with 86% of the investments destined to the exploration and production segment. These same factors resulted in positive Free Cash Flow for the fifteenth consecutive quarter, from US$ 15,096 million in 2018, an increase of 9%.

From January to December 2018, proceeds from financing amounted to US$ 10,950 million, in part as a result of: (i) funds raised from the domestic and international banking market in the amount of US$ 7,513 million with maturities between 4.5 and 6.5 years; (ii) global notes issued in the capital market in the amount of US$ 1,962 million and maturing in 2029; and (iii) proceeds from Export Credit Agency amounting to US$ 1,041 million.

In addition, the Company paid debts: (i) US$ 13,943 million relating to the repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 329 million; (ii) pre-payment of banking loans in the domestic and international market totaling US$ 15,480 million; and (iii) pre-payment of US$ 1,356 million with respect to financings with BNDES.

Principal and interest amortizations in 2018 were US$ 34,063 million and US$ 5,791 million, respectively, and amounted to US$ 39,854 million, and the nominal (cash vision) flow of principal and interest on financing, by maturity, is presented in millions:

Maturity	2019	2020	2021	2022	2023	2024 and thereafter	Balance on December 31, 2018	Balance on December 31, 2017
Principal	2,408	4,069	7,148	10,441	12,118	49,095	85,279	110,530
Interest	4,952	4,839	4,574	4,148	3,516	29,330	51,359	60,728
Total	7,360	8,908	11,722	14,589	15,634	78,425	136,638	171,258

* See reconciliation of Adjusted Cash and Cash Equivalents in Net Debt and definitions of Adjusted Cash and Cash Equivalents and Free Cash Flow in Glossary.

V. Consolidated debt

As of December 31, 2018, the total debt in U.S. dollars decreased 23% mainly due to the amortization of debt. Net debt decreased by 18% and the average maturity of debt was 9.14 years (8.62 years as of December 31, 2017). The average rate of funding reached 6.1 same level as the previous year. The net debt to Adjusted EBITDA * ratio decreased from 3.53 in 2017 to 2.20 in 2018, mainly due to the proceeds from divestments and positive free cash flow.

Current debt and non-current debt include finance lease obligations of US$ 23 million and US$ 162 million as of December 31, 2018, respectively (US$ 25 million and US$ 204 million on December 31, 2017).

	U.S.$ million

	12.31.2018	12.31.2017	Δ%
Current debt	3,690	7,026	(47)
Non-current debt	80,670	102,249	(21)
Total	84,360	109,275	(23)
Cash and cash equivalents	13,899	22,519	(38)
Government securities and time deposits (maturity of more than 3 months)	1,083	1,885	(43)
Adjusted cash and cash equivalents *	14,982	24,404	(39)
Net debt *	69,378	84,871	(18)
Total net liabilities *	207,086	226,962	(9)
Net debt/Adjusted EBITDA ratio *	2.20	3.53	(38)
Average interest rate (% p.a.)	6.1	6.1	−
Total debt net of cash and cash equivalents/ OCF ratio*	2.67	3.20	(17)
Weighted average maturity of outstanding debt (years)	9.14	8.62	0.52

	US$ million

	12.31.2018	12.31.2017	Δ%
Summarized information on financing
Floating rate or fixed rate
Floating rate debt	41,898	53,492	(22)
Fixed rate debt	42,277	55,554	(24)
Total	84,175	109,046	(23)

Currency
Reais	16,008	21,505	(26)
US Dollars	62,425	79,687	(22)
Euro	3,518	5,373	(35)
Other currencies	2,224	2,481	(10)
Total	84,175	109,046	(23)

By maturity
until 1 year	3,667	7,001	(48)
1 to 2 years	3,921	6,476	(39)
2 to 3 years	7,012	9,641	(27)
3 to 4 years	10,317	12,745	(19)
4 to 5 years	11,951	18,014	(34)
5 years on	47,307	55,169	(14)
Total	84,175	109,046	(23)

* The IASB issued IFRS 16 – Leases (IFRS 16), which became effective as of January 1, 2019 and contains principles for the identification, recognition, measurement and disclosure of market leases.

With the adoption of IFRS 16, the company no longer recognizes operating costs and expenses arising from operating leases, and recognizes in its income statement: (i) the effects of the depreciation of the rights to use leased assets; and (ii) the financial expenses and the exchange variation determined based on the financial liabilities of the lease agreements. As a result, an increase of approximately R$ 110 billion in Fixed Assets and in Financing and 0.5% in the Adjusted Net Debt / Adjusted EBITDA ratio is expected."

* See definition of Adjusted Cash and Cash Equivalents, Net Debt, Total Net Liabilities, LTM Adjusted EBITDA, LTM OCF and Leverage in Glossary and reconciliation in Reconciliation of Adjusted EBITDA and LTM OCF.

VI. Reconciliation of Adjusted EBITDA and Net Debt/Adjusted EBITDA Metric

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA and represents an alternative measure to our net cash provided by operating activities and is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered part of Company’s primary business, which include results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the income statement and results from disposal and write-offs of assets.

In calculating Adjusted EBITDA for 2018, we adjusted our EBITDA for the period by adding foreign exchange gains and losses resulting from provisions for legal proceedings denominated in foreign currencies. Legal provisions in foreign currencies primarily consist of Petrobras’s portion of the class action settlement provision created in December 2017. The foreign exchange gains or losses on legal provisions are presented in other income and expenses for accounting purposes but management does not consider them to be part of the Company’s primary business. In addition, they are substantially similar to the foreign exchange effects presented within net finance income. No adjustments have been made to the comparative measures presented as amounts were not significant in these periods.

This measure is used to calculate the metric Net Debt/ LTM Adjusted EBITDA, which is established in the business plan 2019-2023, to support management’s assessment of liquidity and leverage.

Net Debt reflects the gross debt net of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term.

The Adjusted EBITDA is an alternative performance measure for the Company. This measure is being presented as a supplementary information to readers.

EBITDA, Adjusted EBITDA and Net debt/Adjusted EBITDA are not defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered in isolation or as a substitute for any measure calculated in accordance with IFRS. These measures must be considered together with other measures and indicators for a better understanding of the Company's financial conditions.

Net Debt/Adjusted EBITDA Metric

The Net debt/Adjusted EBITDA ratio is an important metric used in our 2019-2023 Plan that supports our management in assessing the liquidity and leverage of Petrobras Group.

In order to translate the items comprising this metric into the presentation currency of the Company’s financial statements (U.S. dollars), the Company applied the same foreign exchange translation method as set out IAS 21 - The Effects of Changes in Foreign Exchanges Rates (see note 2.2 to financial statements 2018). Accordingly, assets and liabilities items were translated into U.S. dollars at the exchange rate as of the date of the statement of financial position, and all items pertaining to the statement of income and statement of cash flows were translated at the average rates prevailing at each quarter of the years.

The Company has pursued a 2.5 target ratio based on our net debt and Adjusted EBITDA computed in reais and, depending on the foreign translation effects on items that comprise this metric, the Net Debt/Adjusted EBITDA may significantly differ or even present a different trend when calculated in USD.

The following table presents, in both currencies, the reconciliation for this metric to the most directly comparable GAAP measure in accordance with IFRS, which is in this case the Gross Debt Net of Cash and Cash Equivalents / Net Cash provided by operating activities ratio:

	R$ million		US$ million

	12.31.2018	12.31.2017	12.31.2018	12.31.2017
Cash and cash equivalents	53,854	74,494	13,899	22,519
Government securities and time deposits (maturity of more than three months)	4,198	6,237	1,083	1,885
Adjusted cash and cash equivalents	58,052	80,731	14,982	24,404
Current and non-current debt - Gross Debt	326,876	361,483	84,360	109,275
Net debt	268,824	280,752	69,378	84,871
Net cash provided by operating activities -OCF	95,846	86,467	26,353	27,112
Income taxes	(17,078)	(5,797)	(4,684)	(1,828)
Impairment of trade and others receivables	324	2,271	102	708
Trade and other receivables, net	(4,631)	(3,140)	(1,191)	(978)
Inventories	(7,206)	(1,130)	(1,994)	(336)
Trade payables	3,343	(160)	804	(62)
Deferred income taxes, net	2,787	1,452	764	467
Taxes payable	(1,389)	6,911	(312)	2,153
Others	4,844	9,503	1,362	2,949
Adjusted EBITDA	114,852	76,557	31,502	24,039
Gross debt net of cash and cash equivalents/OCF ratio	2.85	3.32	2.67	3.20
Net debt/Adjusted EBITDA ratio	2.34	3.67	2.20	3.53

VII. Foreign Exchange Translation Effects on Results of Operations of 2018

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. However, the presentation currency of this financial report is the U.S. Dollar to facilitate the comparison with other oil and gas companies. Therefore, the results of operations in Brazilian real were translated into U.S. dollars using the average exchange rates prevailing during the period.

When the Brazilian real appreciates against the U.S. dollar, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the Brazilian real depreciates against the U.S. dollar, as it did in Jan-Dec/2018, the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars.

In order to isolate the foreign exchange translation effect on results of operations, the table below presents a reconciliation of income statement to financial information on a constant currency basis, assuming the same exchange rates between each quarter for translation. In 2018, the results on a constant currency basis were computed by converting the 1Q-2018, 2Q-2018, 3Q-2018 and 4Q-2018 results from Brazilian real into U.S. dollars based on the same average exchange rates used in 1Q-2017, 2Q-2017, 3Q-2017 and 4Q-2017 (3.1451, 3.2174, 3.1640 and 3.2466, respectively).

The amounts and respective variations presented in constant currency are not measures defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS.

	As reported				Financial information in a constant currency basis
	Jan-Dec				Jan-Dec2018
			Variation				Variation *

	U.S.$ million				U.S.$ million
	2018	2017	D	D(%)	Foreign exchange translation effects	Results on a constant currency basis	D	D(%)
Sales revenues	95,584	88,827	6,757	8	(13,937)	109,521	20,694	23
Cost of sales	(61,517)	(60,147)	(1,370)	(2)	9,010	(70,527)	(10,380)	(17)
Gross profit	34,067	28,680	5,387	19	(4,927)	38,994	10,314	36
Selling expenses	(4,631)	(4,538)	(93)	(2)	665	(5,296)	(758)	(17)
General and administrative expenses	(2,455)	(2,918)	463	16	341	(2,796)	122	4
Exploration costs	(524)	(800)	276	35	73	(597)	203	25
Research and development expenses	(642)	(572)	(70)	(12)	92	(734)	(162)	(28)
Other taxes	(752)	(1,843)	1,091	59	120	(872)	971	53
Impairment of assets	(2,005)	(1,191)	(814)	(68)	375	(2,380)	(1,189)	(100)
Other income and expenses	(5,626)	(5,599)	(27)	−	941	(6,567)	(968)	(17)
Operating income	17,432	11,219	6,213	55	(2,320)	19,752	8,533	76
Net finance income (expense)	(5,857)	(9,895)	4,038	41	769	(6,626)	3,269	33
Results in equity-accounted investments	523	673	(150)	(22)	(81)	604	(69)	(10)
Income before income taxes	12,098	1,997	10,101	506	(1,632)	13,730	11,733	588
Income taxes	(4,684)	(1,828)	(2,856)	(156)	672	(5,356)	(3,528)	(193)
Net income	7,414	169	7,245	4,287	(960)	8,374	8,205	4,855

* Variation after isolating foreign exchange translation effects between periods used for translation.

VIII. SUMMARY of AUDITED FINANCIAL STATEMENTS

Income Statement - Consolidated

	U.S.$ million
	Jan-Dec
	2018	2017
Sales revenues	95,584	88,827
Cost of sales	(61,517)	(60,147)
Gross profit	34,067	28,680

Selling expenses	(4,631)	(4,538)
General and administrative expenses	(2,455)	(2,918)
Exploration costs	(524)	(800)
Research and development expenses	(642)	(572)
Other taxes	(752)	(1,843)
Impairment of assets	(2,005)	(1,191)
Other income and expenses	(5,626)	(5,599)
	(16,635)	(17,461)
Operating income (loss)	17,432	11,219
Finance income	3,155	1,047
Finance expenses	(5,790)	(7,395)
Foreign exchange gains (losses) and inflation indexation charges	(3,222)	(3,547)
Net finance income (expense)	(5,857)	(9,895)
Results in equity-accounted investments	523	673
Income (loss) before income taxes	12,098	1,997
Income taxes	(4,684)	(1,828)
Net income (loss)	7,414	169
Net income (loss) attributable to:
Non-controlling interests	241	260
Shareholders of Petrobras	7,173	(91)

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million
	12.31.2018	12.31.2017

Current assets	37,062	47,131
Cash and cash equivalents	13,899	22,519
Marketable securities	1,083	1,885
Trade and other receivables, net	5,746	4,972
Inventories	8,987	8,489
Recoverable taxes	2,035	2,437
Assets classified as held for sale	1,946	5,318
Escrow account - Class action agreement	1,881	−
Other current assets	1,485	1,511
Non-current assets	185,006	204,235
Long-term receivables	22,059	21,450
Trade and other receivables, net	5,492	5,175
Marketable securities	53	64
Judicial deposits	6,711	5,582
Deferred taxes	2,680	3,438
Other tax assets	3,540	3,075
Advances to suppliers	666	1,032
Other non-current assets	2,917	3,084
Investments	2,759	3,795
Property, plant and equipment	157,383	176,650
Intangible assets	2,805	2,340
Total assets	222,068	251,366

LIABILITIES	U.S.$ million
	12.31.2018	12.31.2017
Current liabilities	25,051	24,948
Trade payables	6,327	5,767
Finance debt and Finance lease obligations	3,690	7,026
Taxes payable	3,767	4,847
Dividends payable	1,109	−
Short-term benefits	1,658	1,309
Pension and medical benefits	810	844
Provisions for legal proceedings	3,482	2,256
Liabilities related to assets classified as held for sale	983	391
Agreement with US Authorities	783	−
Other current liabilities	2,442	2,508
Non-current liabilities	123,842	144,916
Finance debt and Finance lease obligations	80,670	102,249
Income taxes payable	552	671
Deferred taxes	654	1,196
Pension and medical benefits	21,940	20,986
Provisions for legal proceedings	3,923	4,770
Provision for decommissioning costs	15,133	14,143
Other non-current liabilities	970	901
Shareholders' equity	73,175	81,502
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(35,557)	(27,299)
Non-controlling interests	1,631	1,700
Total liabilities and shareholders' equity	222,068	251,366

Statement of Cash Flows – Consolidated

	US$ million
	Jan-Dec
	2018	2017
Cash flows from Operating activities
Net income for the year	7,414	169
Adjustments for:
Pension and medical benefits (actuarial expense)	2,140	2,726
Results in equity-accounted investments	(523)	(673)
Depreciation, depletion and amortization	12,028	13,307
Impairment of assets (reversal)	2,005	1,191
Inventory write-down to net realizable value	420	66
Allowance (reversals) for expected credit loss on trade and others receivables	102	708
Exploratory expenditures write-offs	87	279
Gains and losses on disposals/write-offs of assets	(419)	(1,498)
Foreign exchange, indexation and finance charges	7,306	9,602
Deferred income taxes, net	764	467
Reclassification of cumulative translation adjustment and other comprehensive income	−	59
Revision and unwinding of discount on the provision for decommissioning costs	31	425
Gain on remeasurement of investment retained with loss of control	−	(217)
Provision for the class action agreement	−	3,449
Decrease (Increase) in assets
Trade and other receivables, net	(1,191)	(978)
Inventories	(1,994)	(336)
Judicial deposits	(2,044)	(1,671)
Escrow account - Class action agreement	(2,019)	−
Other assets	453	(223)
Increase (Decrease) in liabilities
Trade payables	804	(62)
Other taxes payable	2,261	2,952
Income taxes paid	(2,573)	(799)
Pension and medical benefits	(1,056)	(919)
Provisions for legal proceedings	1,419	316
Short-term benefits	569	(896)
Other liabilities	369	(332)
Net cash provided by operating activities	26,353	27,112
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(12,021)	(13,639)
Investments in investees	(44)	(75)
Proceeds from disposal of assets - Divestment	5,791	3,091
Divestment (Investment) in marketable securities	704	(861)
Dividends received	808	452
Net cash provided by (used in) investing activities	(4,762)	(11,032)
Cash flows from Financing activities
Investments by non-controlling interest	115	19
Loans and financing, net:
Proceeds from financing	10,950	27,075
Repayment of principal	(34,063)	(36,095)
Repayment of interest	(5,791)	(6,981)
Dividends paid to Shareholders of Petrobras	(625)	−
Dividends paid to non-controlling interests	(179)	(167)
Proceeds from sale of interest without loss of control	−	1,511
Net cash used in financing activities	(29,593)	(14,638)

Effect of exchange rate changes on cash and cash equivalents	(618)	(128)

Net increase (decrease) in cash and cash equivalents	(8,620)	1,314

Cash and cash equivalents at the beginning of the period	22,519	21,205

Cash and cash equivalents at the end of the period	13,899	22,519

IX. SEGMENT INFORMATION

Consolidated Income by Segment – Jan-Dec/2018

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	52,382	73,448	12,269	255	27,960	−	(70,730)	95,584
Intersegments	50,052	16,655	3,427	240	356	−	(70,730)	−
Third parties	2,330	56,793	8,842	15	27,604	−	−	95,584
Cost of sales	(28,968)	(67,011)	(9,013)	(240)	(26,281)	−	69,996	(61,517)
Gross profit	23,414	6,437	3,256	15	1,679	−	(734)	34,067
Expenses	(5,068)	(3,437)	(2,477)	(5)	(955)	(4,657)	(36)	(16,635)
Selling expenses	(80)	(1,777)	(1,883)	(3)	(877)	15	(26)	(4,631)
General and administrative expenses	(257)	(376)	(152)	(19)	(228)	(1,422)	(1)	(2,455)
Exploration costs	(524)	−	−	−	−	−	−	(524)
Research and development expenses	(443)	(11)	(21)	−	(1)	(166)	−	(642)
Other taxes	(115)	(207)	(65)	(4)	(69)	(292)	−	(752)
Impairment of assets	(1,391)	(442)	(190)	18	−	−	−	(2,005)
Other income and expenses	(2,258)	(624)	(166)	3	220	(2,792)	(9)	(5,626)
Operating income (loss)	18,346	3,000	779	10	724	(4,657)	(770)	17,432
Net finance income (expense)	−	−	−	−	−	(5,857)	−	(5,857)
Results in equity-accounted investments	75	362	95	(7)	(2)	−	−	523
Income (loss) before income taxes	18,421	3,362	874	3	722	(10,514)	(770)	12,098
Income taxes	(6,236)	(1,020)	(266)	(4)	(248)	2,828	262	(4,684)
Net income (loss)	12,185	2,342	608	(1)	474	(7,686)	(508)	7,414
Net income (loss) attributable to:
Non-controlling interests	(5)	(51)	128	−	130	39	−	241
Shareholders of Petrobras	12,190	2,393	480	(1)	344	(7,725)	(508)	7,173

Consolidated Income by Segment – Jan- Dec /2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	42,184	67,037	12,374	213	27,567	−	(60,548)	88,827
Intersegments	40,762	16,142	3,027	201	416	−	(60,548)	−
Third parties	1,422	50,895	9,347	12	27,151	−	−	88,827
Cost of sales	(27,937)	(57,778)	(8,797)	(222)	(25,501)	−	60,088	(60,147)
Gross profit	14,247	9,259	3,577	(9)	2,066	−	(460)	28,680
Expenses	(3,750)	(3,603)	(676)	(22)	(1,266)	(8,217)	73	(17,461)
Selling expenses	(125)	(1,731)	(1,793)	(2)	(995)	27	81	(4,538)
General and administrative expenses	(331)	(457)	(165)	(22)	(274)	(1,669)	−	(2,918)
Exploration costs	(800)	−	−	−	−	−	−	(800)
Research and development expenses	(333)	(13)	(26)	−	−	(200)	−	(572)
Other taxes	(503)	(203)	(258)	(7)	(42)	(830)	−	(1,843)
Impairment of assets	43	(781)	(446)	(7)	−	−	−	(1,191)
Other income and expenses	(1,701)	(418)	2,012	16	45	(5,545)	(8)	(5,599)

Operating income (loss)	10,497	5,656	2,901	(31)	800	(8,217)	(387)	11,219
Net finance income (expense)	−	−	−	−	−	(9,895)	−	(9,895)
Results in equity-accounted investments	136	443	117	(26)	2	1	−	673
Income (loss) before income taxes	10,633	6,099	3,018	(57)	802	(18,111)	(387)	1,997
Income taxes	(3,571)	(1,922)	(985)	10	(272)	4,780	132	(1,828)
Net income (loss)	7,062	4,177	2,033	(47)	530	(13,331)	(255)	169
Net income (loss) attributable to:
Non-controlling interests	41	(58)	118	−	9	150	−	260
Shareholders of Petrobras	7,021	4,235	1,915	(47)	521	(13,481)	(255)	(91)

Other Income and Expenses by Segment – Jan-Dec/2018

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Gains / (losses) related to legal, administrative and arbitration proceedings	(1,640)	(97)	(144)	(1)	243	(401)	−	(2,040)
Pension and medical benefits - retirees	−	−	−	−	−	(1,489)	−	(1,489)
Unscheduled stoppages and pre-operating expenses	(1,126)	(28)	(125)	−	−	(3)	−	(1,282)
Agreement with US Authorities	−	−	−	−	−	(895)	−	(895)
Profit sharing	(171)	(110)	(20)	(1)	(21)	(139)	−	(462)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	(409)	−	(409)
Employee Career and Compensation Plan - PCR	(132)	(45)	(10)	−	−	(106)	−	(293)
Provision for Variable Compensation Program	(141)	(63)	−	−	(24)	(61)	−	(289)
Equalization of expenses - Production Individualization Agreements	(279)	−	−	−	−	−	−	(279)
Institutional relations and cultural projects	−	(3)	−	−	(47)	(173)	−	(223)
Operating expenses with thermoelectric power plants	−	−	(107)	−	−	−	−	(107)
Health, safety and environment	(33)	(13)	(1)	−	−	(30)	−	(77)
Allowance for impairment of other receivables	−	(12)	7	−	−	(54)	−	(59)
Provision for the class action agreement	−	−	−	−	−	−	−	−
Reclassification of cumulative translation adjustments - CTA	−	−	−	−	−	−	−	−
Gain on remeasurement of investment retained with loss of control	−	−	−	−	−	−	−	−
Ship/Take or Pay agreements	2	53	61	−	10	−	−	126
Government grants	3	4	53	3	−	185	−	248
Expenses/Reimbursements from E&P partnership operations	332	−	−	−	−	−	−	332
Gains / (losses) on disposal/write-offs of assets (*)	462	(90)	(19)	−	3	63	−	419
Amounts recovered from Lava Jato investigation	10	−	−	−	−	447	−	457
Gains / (losses) on decommissioning of returned/abandoned areas	621	−	−	−	−	−	−	621
Others	(166)	(220)	139	2	56	273	(9)	75
	(2,258)	(624)	(166)	3	220	(2,792)	(9)	(5,626)

Other Income and Expenses by Segment – Jan-Dec/2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Gains / (losses) related to legal, administrative and arbitration proceedings	(436)	(157)	(163)	−	(37)	(105)	−	(898)
Pension and medical benefits - retirees	−	−	−	−	−	(1,914)	−	(1,914)
Unscheduled stoppages and pre-operating expenses	(1,454)	(40)	(104)	−	−	−	−	(1,598)
Agreement with US Authorities	−	−	−	−	−	−	−	−
Profit sharing	(52)	(41)	(6)	−	(8)	(44)	−	(151)
Gains/(losses) with Commodities Derivatives	−	−	−	−	−	−	−	−
Employee Career and Compensation Plan - PCR	−	−	−	−	−	−	−	−
Provision for Variable Compensation Program	−	−	−	−	−	−	−	−
Equalization of expenses - Production Individualization Agreements	−	−	−	−	−	−	−	−
Institutional relations and cultural projects	−	(3)	−	−	(52)	(203)	−	(258)
Operating expenses with thermoelectric power plants	−	−	(67)	−	−	−	−	(67)
Health, safety and environment	(16)	(9)	(4)	−	−	(41)	−	(70)
Allowance for impairment of other receivables	(350)	(27)	(2)	(1)	−	(52)	−	(432)
Provision for the class action agreement	−	−	−	−	−	(3,449)	−	(3,449)
Reclassification of cumulative translation adjustments - CTA	−	−	−	−	−	(37)	−	(37)
Gain on remeasurement of investment retained with loss of control	−	−	217	−	−	−	−	217
Ship/Take or Pay agreements	1	66	468	−	8	−	−	543
Government grants	5	8	74	4	−	−	−	91
Expenses/Reimbursements from E&P partnership operations	372	−	−	−	−	−	−	372
Gains / (losses) on disposal/write-offs of assets (*)	(173)	(214)	1,949	3	(3)	(64)	−	1,498
Amounts recovered from Lava Jato investigation	−	−	−	−	2	250	−	252
Gains / (losses) on decommissioning of returned/abandoned areas	337	−	−	−	−	−	−	337
Others	65	(1)	(350)	10	135	114	(8)	(35)
	(1,701)	(418)	2,012	16	45	(5,545)	(8)	(5,599)

* In 2018, it primarily comprises divestment results. In 2017, it primarily includes returned areas, canceled projects and the gain on the divestment of NTS.

Consolidated Assets by Segment – 12.31.2018

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	132,313	44,083	15,609	216	5,140	28,168	(3,461)	222,068

Current assets	5,324	11,964	2,027	79	2,575	18,750	(3,657)	37,062
Non-current assets	126,989	32,119	13,582	137	2,565	9,418	196	185,006
Long-term receivables	8,115	3,286	1,525	2	837	8,059	235	22,059
Investments	650	1,303	757	45	−	4	−	2,759
Property, plant and equipment	116,153	27,356	11,057	90	1,529	1,237	(39)	157,383
Operating assets	93,172	24,347	8,517	89	1,313	1,058	(39)	128,457
Assets under construction	22,981	3,009	2,540	1	216	179	−	28,926
Intangible assets	2,071	174	243	−	199	118	−	2,805

Consolidated Assets by Segment – 12.31.2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	144,619	51,066	18,555	190	6,121	36,746	(5,931)	251,366

Current assets	7,575	12,670	1,811	64	2,961	27,472	(5,422)	47,131
Non-current assets	137,044	38,396	16,744	126	3,160	9,274	(509)	204,235
Long-term receivables	7,619	3,330	2,395	4	1,074	7,489	(461)	21,450
Investments	1,429	1,492	830	33	5	6	−	3,795
Property, plant and equipment	126,487	33,400	13,231	89	1,862	1,629	(48)	176,650
Operating assets	91,386	29,217	10,580	85	1,603	1,306	(48)	134,129
Assets under construction	35,101	4,183	2,651	4	259	323	−	42,521
Intangible assets	1,509	174	288	−	219	150	−	2,340

The Adjusted EBITDA by Segment is an alternative performance measure of each segment of the Company. This measure is being presented as a supplementary information to the readers, may not be comparable to other companies and should not be considered in isolation or as a substitute for any measure calculated in accordance with IFRS.

Reconciliation of Consolidated Adjusted EBITDA by Segment – Jan-Dec/2018

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	12,185	2,342	608	(1)	474	(7,686)	(508)	7,414
Net finance income (expenses)	−	−	−	−	−	5,857	−	5,857
Income taxes	6,236	1,020	266	4	248	(2,828)	(262)	4,684
Depreciation, depletion and amortization	8,998	2,142	626	5	125	132	−	12,028
EBITDA	27,419	5,504	1,500	8	847	(4,525)	(770)	29,983
Results in equity-accounted investments	(75)	(362)	(95)	7	2	−	−	(523)
Impairment	1,391	442	190	(18)	−	−	−	2,005
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	−	−	−
Gains and losses on disposal/write-offs of assets **	(462)	90	19	−	(3)	(63)	−	(419)
Foreign exchange gains or losses on provisions for legal proceedings	−	−	−	−	−	456	−	456
Adjusted EBITDA *	28,273	5,674	1,614	(3)	846	(4,132)	(770)	31,502

Reconciliation of Consolidated Adjusted EBITDA by Segment – Jan-Dec/2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	7,062	4,177	2,033	(47)	530	(13,331)	(255)	169
Net finance income (expenses)	−	−	−	−	−	9,895	−	9,895
Income taxes	3,571	1,922	985	(10)	272	(4,780)	(132)	1,828
Depreciation, depletion and amortization	9,820	2,367	783	4	158	175	−	13,307
EBITDA	20,453	8,466	3,801	(53)	960	(8,041)	(387)	25,199
Results in equity-accounted investments	(136)	(443)	(117)	26	(2)	(1)	−	(673)
Impairment	(43)	781	446	7	−	−	−	1,191
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	37	−	37
Gains and losses on disposal/write-offs of assets **	173	214	(2,166)	(3)	3	64	−	(1,715)
Adjusted EBITDA *	20,447	9,018	1,964	(23)	961	(7,941)	(387)	24,039

* See definition of Adjusted EBITDA in glossary.

** Includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value

X - Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E and intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Domestic crude oil sales price - Average of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports,  production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Feedstock processed – Brazil - Daily volume of crude oil and NGL processed.

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets, investments in investees and dividends received.. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Margin - Gross profit over sales revenues.

Jet fuel – Aviation fuel.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LNG - Liquified natural gas.

LPG - Liquified crude oil gas.

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters.

Net Margin - Net income (loss) over sales revenues.

NGL - Natural gas liquids.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating indicators - Indicators used for businesses management and are not reviewed by independent auditor.

Operating Margin - Operating income (loss) over sales revenues.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Rafael Salvador Grisolia

______________________________

Rafael Salvador Grisolia

Chief Financial Officer and Investor Relations Officer